David L. Roland Senior Vice President General Counsel and Corporate Secretary

April 7, 2014

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE 100

Washington, DC 20549

Re:	ION Geophysical Corporation
Registration Statement on Form S-4
Filed on February 25, 2014, as amended March 28, 2014
File No. 333-194110 (“Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ION Geophysical Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on April 9, 2014, or as soon as practicable thereafter.

In connection with this acceleration request, the Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please feel free to contact the undersigned at (281) 552-3308 or Marc Folladori or Jeff Dobbs of Mayer Brown LLP, whose telephone number and mailing address are shown on the facing sheet of the Registration Statement.

Thank you for your attention to this matter.

Sincerely,

/s/ David L. Roland
David L. Roland
Senior Vice President, General Counsel and Corporate Secretary

cc:	Marc H. Folladori, Mayer Brown LLP
Jeff M. Dobbs, Mayer Brown LLP